Mail Stop 4561

December 26, 2007

Mr. Stephen W. Haley
Executive Vice President and Chief Financial Officer
Farmers & Merchants Bancorp
111 W. Pine Street
Lodi, CA 95240

      Re: **Farmers & Merchants Bancorp**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               File No. 000-26099

Dear Mr. Haley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               John P. Nolan
               Accounting Branch Chief